UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Travis Boats & Motors, Inc.
(Name of Issuer)

894363100
(CUSIP Number)

Janurary 4, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ___.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    1.        Names of Reporting Persons.

              I.R.S. Identification Nos. of above persons (entities only).

              Jeffrey A. Berry          SS# ###-##-####

    2.        Check the Appropriate Box if a Member of a Group* (a) [__] (b) [__]

    3.        SEC Use Only

    4.        Source of Funds (See Instructions)
               PF

    5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

    6.        Citizenship or Place of Organization
               United States

Number of Shares Beneficially Owned by by Each Reporting Person With	7. Sole Voting Power 358,096 8. Shared Voting Power 9. Sole Dispositive Power 358,096 10. Shared Dispositive Power

    11.        Aggregate Amount Beneficially Owned by Each Reporting Person
                 358,096

    12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

    13.        Percent of Class Represented by Amount in Row (11)
                 8.33%

    14.        Type of Reporting Person (See Instructions)
                 IN

Item 1. Security and Issuer

Security: Common Stock, par value $.01 per share

         Issuer: Travis Boats & Motors
         5000 Plaza of the Lake, Suite 250 Austin, TX 78746

Item 2. Identity and Background

(a)     Jeffrey A. Berry

(b)     45867 Paseo Gallante Temecula, CA 92592

(c)     President
         Leisure Living Superstore, Inc.
         40438 Winchester Road
         Temecula, CA 92591

        Retail – Spas, Patio Furniture, BBQs, Fireplace Accessories, Billiards, and similar

(d)     N/A

(e)     N/A

(f)     United States

Item 3. Source and Amount of Funds or Other Consideration

Jeffrey A. Berry Purchase, PF

Item 4. Purpose of Transaction

All of the shares purchased and/or acquired by the reporting person are for investment purposes. The reporting person may, from time to time depending upon market conditions and other investment consideration, purchase additional shares of Common Stock or dispose of shares of Common Stock.

Item 5. Interest in Securities of the Issuer

(a)     358,096, 8.33%

(b)     358,096

(c)     Jeffrey A. Berry, January 4, 2005, 358,096 shares

(d)     N/A

(e)     N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7. Material to Be Filed as Exhibits

Exhibit A	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Exhibit B	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2005 BY: /s/ Jeffrey A. Berry —————————————— Jeffrey A. Berry

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).